Exhibit 99.1

Melco Announces Unaudited Second Quarter 2024 Earnings

MACAU, Aug. 13, 2024 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the second quarter of 2024.

Total operating revenues for the second quarter of 2024 were US$1.16 billion, representing an increase of approximately 22% from US$947.9 million for the comparable period in 2023. The increase in total operating revenues was primarily attributable to the improved performance in the mass market segment and non-gaming operations, led by the continued recovery in inbound tourism to Macau during the second quarter of 2024.

Operating income for the second quarter of 2024 was US$123.7 million, compared with operating income of US$64.3 million in the second quarter of 2023.

Melco generated Adjusted Property EBITDA(1) of US$302.8 million in the second quarter of 2024, compared with Adjusted Property EBITDA of US$267.3 million in the second quarter of 2023.

Net income attributable to Melco Resorts & Entertainment Limited for the second quarter of 2024 was US$21.4 million, or US$0.05 per ADS, compared with net loss attributable to Melco Resorts & Entertainment Limited of US$23.4 million, or US$0.05 per ADS, in the second quarter of 2023. Net loss attributable to noncontrolling interests was US$22.7 million and US$27.7 million during the second quarters of 2024 and 2023, respectively, all of which were related to Studio City, City of Dreams Manila, and City of Dreams Mediterranean and Other.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “Our strategic initiatives to expand revenue and profitability, and drive growth continued to evolve in the second quarter of 2024. We are investing in people and incorporating enhancements to our properties to provide the best premium experience available in Macau to our patrons. We’ve seen growth in GGR quarter-to-quarter and year-over-year, and our teams are focused on driving continued expansion of our market position.

“City of Dreams Manila in the Philippines has consistently exhibited solid results. City of Dreams Mediterranean and our satellite casinos in Cyprus built upon the momentum seen in the past quarter, with luck adjusted EBITDA growing more than 30% quarter-to-quarter.”

City of Dreams Second Quarter Results

For the quarter ended June 30, 2024, total operating revenues at City of Dreams were US$576.4 million, compared with US$506.2 million in the second quarter of 2023. City of Dreams generated Adjusted EBITDA of US$165.1 million in the second quarter of 2024, compared with Adjusted EBITDA of US$161.2 million in the second quarter of 2023. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in the mass market table games segment.

Rolling chip volume was US$4.83 billion for the second quarter of 2024 versus US$5.76 billion in the second quarter of 2023. The rolling chip win rate was 2.99% in the second quarter of 2024 versus 2.88% in the second quarter of 2023. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$1.46 billion in the second quarter of 2024, compared with US$1.24 billion in the second quarter of 2023. The mass market table games hold percentage was 32.3% in the second quarter of 2024, compared with 32.0% in the second quarter of 2023.

Gaming machine handle for the second quarter of 2024 was US$902.3 million, compared with US$771.5 million in the second quarter of 2023. The gaming machine win rate was 3.1% in the second quarter of 2024 versus 2.8% in the second quarter of 2023.

Total non-gaming revenue at City of Dreams in the second quarter of 2024 was US$80.4 million, compared with US$68.9 million in the second quarter of 2023.

Altira Macau Second Quarter Results

Total operating revenues at Altira Macau were US$29.3 million in both the second quarters of 2024 and 2023. Altira Macau generated negative Adjusted EBITDA of US$2.0 million in the second quarter of 2024, compared with Adjusted EBITDA of US$4.3 million in the second quarter of 2023.

In the mass market table games segment, drop was US$134.4 million in the second quarter of 2024 versus US$116.6 million in the second quarter of 2023. The mass market table games hold percentage was 20.6% in the second quarter of 2024, compared with 24.2% in the second quarter of 2023.

Gaming machine handle for the second quarter of 2024 was US$132.1 million, compared with US$82.0 million in the second quarter of 2023. The gaming machine win rate was 2.6% in the second quarter of 2024 versus 3.3% in the second quarter of 2023.

Total non-gaming revenue at Altira Macau was US$4.9 million in both the second quarters of 2024 and 2023.

Mocha and Other Second Quarter Results

Total operating revenues from Mocha and Other were US$30.7 million in the second quarter of 2024, compared with US$28.8 million in the second quarter of 2023. Mocha and Other generated Adjusted EBITDA of US$6.8 million in the second quarter of 2024, compared with Adjusted EBITDA of US$6.7 million in the second quarter of 2023.

Mass market table games drop was US$58.0 million in the second quarter of 2024 versus US$41.4 million in the second quarter of 2023. The mass market table games hold percentage was 18.9% in the second quarter of 2024 versus 18.2% in the second quarter of 2023.

Gaming machine handle for the second quarter of 2024 was US$502.7 million, compared with US$502.8 million in the second quarter of 2023. The gaming machine win rate was 4.2% in the second quarter of 2024 versus 4.5% in the second quarter of 2023.

Studio City Second Quarter Results

For the quarter ended June 30, 2024, total operating revenues at Studio City were US$352.3 million, compared with US$236.0 million in the second quarter of 2023. Studio City generated Adjusted EBITDA of US$79.2 million in the second quarter of 2024, compared with Adjusted EBITDA of US$41.1 million in the second quarter of 2023. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in all gaming segments and non-gaming operations.

Studio City’s rolling chip volume was US$813.0 million in the second quarter of 2024 versus US$789.5 million in the second quarter of 2023. The rolling chip win rate was 2.97% in the second quarter of 2024 versus 1.43% in the second quarter of 2023. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$955.6 million in the second quarter of 2024, compared with US$716.6 million in the second quarter of 2023. The mass market table games hold percentage was 30.1% in the second quarter of 2024, compared with 25.5% in the second quarter of 2023.

Gaming machine handle for the second quarter of 2024 was US$842.4 million, compared with US$595.4 million in the second quarter of 2023. The gaming machine win rate was 3.3% in the second quarter of 2024, compared with 3.4% in the second quarter of 2023.

Total non-gaming revenue at Studio City in the second quarter of 2024 was US$80.4 million, compared with US$74.3 million in the second quarter of 2023.

City of Dreams Manila Second Quarter Results

For the quarter ended June 30, 2024, total operating revenues at City of Dreams Manila were US$109.0 million, compared with US$116.4 million in the second quarter of 2023. City of Dreams Manila generated Adjusted EBITDA of US$40.5 million in the second quarter of 2024, compared with Adjusted EBITDA of US$47.0 million in the comparable period of 2023. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in the mass market table games segment.

City of Dreams Manila’s rolling chip volume was US$572.9 million in the second quarter of 2024 versus US$520.2 million in the second quarter of 2023. The rolling chip win rate was 3.19% in the second quarter of 2024 versus 3.10% in the second quarter of 2023. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop decreased to US$174.4 million in the second quarter of 2024, compared with US$194.5 million in the second quarter of 2023. The mass market table games hold percentage was 32.4% in the second quarter of 2024, compared with 31.3% in the second quarter of 2023.

Gaming machine handle for the second quarter of 2024 was US$1.04 billion, compared with US$1.01 billion in the second quarter of 2023. The gaming machine win rate was 4.6% in the second quarter of 2024 versus 4.8% in the second quarter of 2023.

Total non-gaming revenue at City of Dreams Manila in the second quarter of 2024 was US$27.3 million, compared with US$28.7 million in the second quarter of 2023.

City of Dreams Mediterranean and Other Second Quarter Results

The Company operates three satellite casinos in Cyprus in conjunction with City of Dreams Mediterranean.

Total operating revenues at City of Dreams Mediterranean and Other for the quarter ended June 30, 2024 were US$58.7 million, compared with US$30.9 million in the second quarter of 2023. City of Dreams Mediterranean and Other generated Adjusted EBITDA of US$13.1 million in the second quarter of 2024, compared with Adjusted EBITDA of US$6.9 million in the second quarter of 2023. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in the mass market segment and non-gaming operations following the opening of City of Dreams Mediterranean in mid-2023.

Rolling chip volume was US$6.9 million for the second quarter of 2024 versus US$0.1 million in the second quarter of 2023. The rolling chip win rate was negative 5.59% in the second quarter of 2024, compared with 2.52% in the second quarter of 2023. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop was US$113.8 million in the second quarter of 2024, compared with US$47.0 million in the second quarter of 2023. The mass market table games hold percentage was 24.0% in the second quarter of 2024, compared with 21.9% in the second quarter of 2023.

Gaming machine handle for the second quarter of 2024 was US$522.4 million, compared with US$391.7 million in the second quarter of 2023. The gaming machine win rate was 5.2% in the second quarter of 2024 versus 5.1% in the second quarter of 2023.

Total non-gaming revenue at City of Dreams Mediterranean and Other in the second quarter of 2024 was US$19.2 million, compared with US$1.9 million in the second quarter of 2023.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2024 were US$116.9 million, which mainly included interest expense of US$121.3 million, partially offset by interest income of US$4.3 million.

Depreciation and amortization costs of US$134.5 million were recorded in the second quarter of 2024, of which US$5.0 million related to the amortization expense for land use rights.

The Adjusted EBITDA for Studio City for the three months ended June 30, 2024 referred to above was US$25.0 million more than the Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated August 13, 2024 (the “Studio City Earnings Release”). The Adjusted EBITDA of Studio City contained in the Studio City Earnings Release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain gaming concession related costs and certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of June 30, 2024 aggregated to US$1.28 billion, including US$125.2 million of restricted cash. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$7.22 billion at the end of the second quarter of 2024, a reduction of approximately US$100 million compared to the total debt balance as of March 31, 2024, primarily as a result of the approximately US$100 million cash tender offer, which was concluded on April 24, 2024, of the 6.000% senior notes due 2025 issued by Studio City Finance Limited and the US$743.7 million repayment of loans drawn under our revolving credit facility with the net proceeds from the issuance of the US$750.0 million in aggregate principal amount of senior notes due 2032 by Melco Resorts Finance Limited, and cash on hand. Available liquidity, including cash and undrawn revolving credit facilities, as of June 30, 2024, was US$3.09 billion.

Capital expenditures for the second quarter of 2024 were US$47.6 million, which included costs related to the enhancement projects at City of Dreams in Macau and Studio City.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its second quarter 2024 financial results on Tuesday, August 13, 2024 at 8:30 a.m. Eastern Time (or 8:30 p.m. Singapore Time).

To join the conference call, please register in advance using the below Online Registration Link. Upon registering, each participant will receive the dial-in numbers and a unique Personal PIN which can be used to join the conference.

Online Registration Link:

https://register.vevent.com/register/BIf15a5a35f53e45409e3eed6af964ac22

An audio webcast and replay of the conference call will also be available at http://www.melco-resorts.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the pace of recovery from the impact of COVID-19 on our business, our industry and the global economy, (ii) risks associated with the amended Macau gaming law and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), integrated resort and casino rent and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, integrated resort and casino rent, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted Property EBITDA and Adjusted EBITDA has material limitations as an analytical tool, as Adjusted Property EBITDA and Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, development costs, property charges and other and loss on extinguishment of debt, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company operates City of Dreams Mediterranean in Limassol in the Republic of Cyprus (www.cityofdreamsmed.com.cy). The Company also continues to operate three satellite casinos in other cities in Cyprus (the “Cyprus Casinos”). For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Operating revenues:
Casino	$942,968	$768,450	$1,856,288	$1,367,450
Rooms	101,386	80,075	202,224	138,663
Food and beverage	71,574	46,543	137,679	83,298
Entertainment, retail and other	43,727	52,871	75,871	75,008

Total operating revenues	1,159,655	947,939	2,272,062	1,664,419

Operating costs and expenses:
Casino	(632,474)	(505,581)	(1,242,225)	(904,450)
Rooms	(30,266)	(19,871)	(59,518)	(34,222)
Food and beverage	(53,712)	(35,904)	(108,449)	(63,418)
Entertainment, retail and other	(23,021)	(36,540)	(39,647)	(42,566)
General and administrative	(144,388)	(118,325)	(271,343)	(228,329)
Payments to the Philippine Parties	(10,535)	(9,311)	(19,024)	(22,659)
Pre-opening costs	(2,883)	(17,148)	(5,172)	(30,260)
Development costs	(1,934)	—	(2,072)	—
Amortization of land use rights	(4,979)	(5,660)	(9,955)	(11,318)
Depreciation and amortization	(129,535)	(130,869)	(261,357)	(246,670)
Property charges and other	(2,192)	(4,445)	(4,214)	(15,887)

Total operating costs and expenses	(1,035,919)	(883,654)	(2,022,976)	(1,599,779)

Operating income	123,736	64,285	249,086	64,640

Non-operating income (expenses):
Interest income	4,293	4,979	8,831	11,773
Interest expense, net of amounts capitalized	(121,320)	(123,511)	(245,512)	(232,469)
Other financing costs	(1,976)	(990)	(3,600)	(1,924)
Foreign exchange gains, net	2,335	2,360	507	1,541
Other income, net	605	658	2,605	1,318
Loss on extinguishment of debt	(869)	—	(869)	—

Total non-operating expenses, net	(116,932)	(116,504)	(238,038)	(219,761)

Income (loss) before income tax	6,804	(52,219)	11,048	(155,121)
Income tax (expense) benefit	(8,091)	1,075	(11,785)	3,316

Net loss	(1,287)	(51,144)	(737)	(151,805)
Net loss attributable to noncontrolling interests	22,677	27,703	37,297	47,076

Net income (loss) attributable to Melco Resorts & Entertainment Limited	$21,390	$(23,441)	$36,560	$(104,729)

Net income (loss) attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.016	$(0.018)	$0.028	$(0.079)

Diluted	$0.016	$(0.018)	$0.028	$(0.079)

Net income (loss) attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.049	$(0.054)	$0.083	$(0.238)

Diluted	$0.049	$(0.054)	$0.083	$(0.238)

Weighted average shares outstanding used in net income (loss) attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,320,517,938	1,310,358,237	1,315,894,356	1,317,994,836

Diluted	1,322,235,542	1,310,358,237	1,320,530,024	1,317,994,836

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	June 30, 2024	December 31, 2023
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,149,887	$1,310,715
Restricted cash	379	27
Accounts receivable, net	95,907	91,638
Receivables from affiliated companies	1,160	797
Inventories	31,282	29,427
Prepaid expenses and other current assets	107,623	111,688

Total current assets	1,386,238	1,544,292

Property and equipment, net	5,348,702	5,533,994
Intangible assets, net	287,962	304,652
Goodwill	81,617	81,582
Long-term prepayments, deposits and other assets, net	157,738	100,320
Restricted cash	124,785	125,094
Operating lease right-of-use assets	54,287	62,356
Land use rights, net	573,058	582,782

Total assets	$8,014,387	$8,335,072

LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable	$22,538	$11,752
Accrued expenses and other current liabilities	968,884	1,008,316
Income tax payable	29,948	28,183
Operating lease liabilities, current	16,315	19,685
Finance lease liabilities, current	33,327	35,307
Payables to affiliated companies	517	377

Total current liabilities	1,071,529	1,103,620

Long-term debt, net	7,223,046	7,472,620
Other long-term liabilities	310,988	322,591
Deferred tax liabilities, net	36,040	34,959
Operating lease liabilities, non-current	47,822	53,858
Finance lease liabilities, non-current	170,425	187,474

Total liabilities	8,859,850	9,175,122

Deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,404,679,067 and 1,404,679,067 shares issued; 1,321,266,334 and 1,311,270,775 shares outstanding, respectively	14,047	14,047
Treasury shares, at cost; 83,412,733 and 93,408,292 shares, respectively	(225,886)	(255,068)
Additional paid-in capital	3,092,966	3,109,212
Accumulated other comprehensive losses	(116,722)	(98,599)
Accumulated losses	(4,020,312)	(4,056,872)

Total Melco Resorts & Entertainment Limited shareholders’ deficit	(1,255,907)	(1,287,280)
Noncontrolling interests	410,444	447,230

Total deficit	(845,463)	(840,050)

Total liabilities and deficit	$8,014,387	$8,335,072

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income (Loss) Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income (Loss) Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Net income (loss) attributable to Melco Resorts & Entertainment Limited	$21,390	$(23,441)	$36,560	$(104,729)
Pre-opening costs	2,883	17,148	5,172	30,260
Development costs	1,934	—	2,072	—
Property charges and other	2,192	4,445	4,214	15,887
Loss on extinguishment of debt	869	—	869	—
Income tax impact on adjustments	(18)	(276)	(37)	(584)
Noncontrolling interests impact on adjustments	(844)	(5,522)	(883)	(10,108)

Adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited	$28,406	$(7,646)	$47,967	$(69,274)

Adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.022	$(0.006)	$0.036	$(0.053)

Diluted	$0.021	$(0.006)	$0.036	$(0.053)

Adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.065	$(0.018)	$0.109	$(0.158)

Diluted	$0.064	$(0.018)	$0.109	$(0.158)

Weighted average shares outstanding used in adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,320,517,938	1,310,358,237	1,315,894,356	1,317,994,836

Diluted	1,322,235,542	1,310,358,237	1,320,530,024	1,317,994,836

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended June 30, 2024
	Altira Macau	Mocha and Other	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other	Corporate and Other	Total
Operating (loss) income	$(3,174)	$5,876	$111,105	$23,456	$17,209	$653	$(31,389)	$123,736
Payments to the Philippine Parties	—	—	—	—	10,535	—	—	10,535
Integrated resort and casino rent (3)	—	—	—	—	1,045	—	—	1,045
Pre-opening costs	—	—	1,801	747	—	26	309	2,883
Development costs	—	—	—	—	—	—	1,934	1,934
Depreciation and amortization	557	930	49,750	54,492	11,355	12,218	5,212	134,514
Share-based compensation	108	43	1,225	337	283	106	4,955	7,057
Property charges and other	497	—	1,251	208	61	105	70	2,192

Adjusted EBITDA	(2,012)	6,849	165,132	79,240	40,488	13,108	(18,909)	283,896
Corporate and Other expenses	—	—	—	—	—	—	18,909	18,909

Adjusted Property EBITDA	$(2,012)	$6,849	$165,132	$79,240	$40,488	$13,108	$—	$302,805

	Three Months Ended June 30, 2023
	Altira Macau	Mocha and Other	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other	Corporate and Other	Total
Operating (loss) income	$(2,012)	$5,552	$95,582	$(10,905)	$23,731	$(8,848)	$(38,815)	$64,285
Payments to the Philippine Parties	—	—	—	—	9,311	—	—	9,311
Integrated resort and casino rent (3)	—	—	—	—	476	—	—	476
Pre-opening costs	—	—	—	4,721	—	12,427	—	17,148
Depreciation and amortization	5,988	1,083	60,514	46,753	13,156	3,112	5,923	136,529
Share-based compensation	118	46	1,340	368	285	205	6,499	8,861
Property charges and other	203	30	3,806	197	3	14	192	4,445

Adjusted EBITDA	4,297	6,711	161,242	41,134	46,962	6,910	(26,201)	241,055
Corporate and Other expenses	—	—	—	—	—	—	26,201	26,201

Adjusted Property EBITDA	$4,297	$6,711	$161,242	$41,134	$46,962	$6,910	$—	$267,256

(3)	Integrated resort and casino rent represents land rent and variable lease costs to Belle Corporation.

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Six Months Ended June 30, 2024
	Altira Macau	Mocha and Other	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other	Corporate and Other	Total
Operating (loss) income	$(3,558)	$12,388	$209,171	$56,737	$32,701	$(1,782)	$(56,571)	$249,086
Payments to the Philippine Parties	—	—	—	—	19,024	—	—	19,024
Integrated resort and casino rent (3)	—	—	—	—	2,793	—	—	2,793
Pre-opening costs	69	—	3,673	806	—	315	309	5,172
Development costs	—	—	—	—	—	—	2,072	2,072
Depreciation and amortization	1,132	1,851	101,174	108,759	22,981	24,932	10,483	271,312
Share-based compensation	227	80	2,539	711	583	211	9,609	13,960
Property charges and other	1,544	(5)	2,178	148	251	(31)	129	4,214

Adjusted EBITDA	(586)	14,314	318,735	167,161	78,333	23,645	(33,969)	567,633
Corporate and Other expenses	—	—	—	—	—	—	33,969	33,969

Adjusted Property EBITDA	$(586)	$14,314	$318,735	$167,161	$78,333	$23,645	$—	$601,602

	Six Months Ended June 30, 2023
	Altira Macau	Mocha and Other	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other	Corporate and Other	Total
Operating (loss) income	$(10,230)	$12,116	$115,208	$(30,360)	$58,450	$(9,428)	$(71,116)	$64,640
Payments to the Philippine Parties	—	—	—	—	22,659	—	—	22,659
Integrated resort and casino rent (3)	—	—	—	—	962	—	—	962
Pre-opening costs	—	—	—	9,784	—	20,476	—	30,260
Depreciation and amortization	11,917	2,160	121,886	81,121	25,625	4,296	10,983	257,988
Share-based compensation	61	83	4,157	691	578	231	13,872	19,673
Property charges and other	511	30	14,918	487	(400)	17	324	15,887

Adjusted EBITDA	2,259	14,389	256,169	61,723	107,874	15,592	(45,937)	412,069
Corporate and Other expenses	—	—	—	—	—	—	45,937	45,937

Adjusted Property EBITDA	$2,259	$14,389	$256,169	$61,723	$107,874	$15,592	$—	$458,006

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income (Loss) Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Net income (loss) attributable to Melco Resorts & Entertainment Limited	$21,390	$(23,441)	$36,560	$(104,729)
Net loss attributable to noncontrolling interests	(22,677)	(27,703)	(37,297)	(47,076)

Net loss	(1,287)	(51,144)	(737)	(151,805)
Income tax expense (benefit)	8,091	(1,075)	11,785	(3,316)
Interest and other non-operating expenses, net	116,932	116,504	238,038	219,761
Depreciation and amortization	134,514	136,529	271,312	257,988
Property charges and other	2,192	4,445	4,214	15,887
Share-based compensation	7,057	8,861	13,960	19,673
Development costs	1,934	—	2,072	—
Pre-opening costs	2,883	17,148	5,172	30,260
Integrated resort and casino rent (3)	1,045	476	2,793	962
Payments to the Philippine Parties	10,535	9,311	19,024	22,659

Adjusted EBITDA	283,896	241,055	567,633	412,069
Corporate and Other expenses	18,909	26,201	33,969	45,937

Adjusted Property EBITDA	$302,805	$267,256	$601,602	$458,006

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Room Statistics:
Altira Macau
Average daily rate (4)	$129	$145	$131	$135
Occupancy per available room	95%	88%	95%	80%
Revenue per available room (5)	$123	$127	$124	$107
City of Dreams
Average daily rate (4)	$209	$205	$207	$208
Occupancy per available room	93%	85%	93%	79%
Revenue per available room (5)	$194	$174	$194	$164
Studio City
Average daily rate (4)	$157	$153	$158	$134
Occupancy per available room	96%	91%	96%	85%
Revenue per available room (5)	$150	$140	$151	$114
City of Dreams Manila
Average daily rate (4)	$160	$181	$164	$183
Occupancy per available room	97%	97%	96%	96%
Revenue per available room (5)	$155	$175	$158	$176
City of Dreams Mediterranean and Other
Average daily rate (4)	$443	$336	$383	$336
Occupancy per available room	61%	56%	58%	56%
Revenue per available room (5)	$272	$188	$221	$188
Other Information:
Altira Macau
Average number of table games	39	44	41	45
Average number of gaming machines	139	148	137	153
Table games win per unit per day (6)	$7,890	$7,028	$8,330	$5,991
Gaming machines win per unit per day (7)	$276	$200	$260	$195
Mocha and Other
Average number of table games	16	17	17	16
Average number of gaming machines	912	866	905	875
Table games win per unit per day (6)	$7,629	$4,943	$6,674	$4,823
Gaming machines win per unit per day (7)	$254	$290	$273	$298
City of Dreams
Average number of table games	430	430	430	430
Average number of gaming machines	603	632	624	637
Table games win per unit per day (6)	$15,714	$14,375	$15,490	$12,018
Gaming machines win per unit per day (7)	$510	$370	$491	$408
Studio City
Average number of table games	252	246	249	246
Average number of gaming machines	641	662	656	670
Table games win per unit per day (6)	$13,563	$8,683	$13,300	$7,289
Gaming machines win per unit per day (7)	$476	$333	$456	$302
City of Dreams Manila
Average number of table games	269	266	269	267
Average number of gaming machines	2,277	2,299	2,279	2,297
Table games win per unit per day (6)	$3,049	$3,189	$2,935	$3,476
Gaming machines win per unit per day (7)	$232	$230	$253	$242
City of Dreams Mediterranean and Other
Average number of table games	102	41	103	38
Average number of gaming machines	891	479	890	463
Table games win per unit per day (6)	$2,908	$2,782	$2,941	$2,865
Gaming machines win per unit per day (7)	$334	$461	$325	$466

(4)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(5)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(6)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(7)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis